SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15(d) of the

                       Securities and Exchange Act of 1934





(Mark One):



[X]      ANNUAL REPORT PURSUANT  TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934



         For the fiscal year ended December 31, 1997



                                       OR



[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE  SECURITIES EXCHANGE
         ACT OF 1934



         for the transition period from __________________ to __________________



         Commission file number 1-14050





         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:



                              Lexmark Savings Plan



         B. Name of issuer of securities held pursuant to the Plan and the address of its principal executive office:



                        Lexmark International Group, Inc.
                            One Lexmark Centre Drive
                             740 New Circle Road NW
                            Lexington, Kentucky 40550

SIGNATURES



         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                                     LEXMARK SAVINGS PLAN







Date:    June 24, 1997                     By: /s/Gary E. Morin
                                               ---------------------------------
                                               Gary E. Morin
                                               Acting Treasurer
                                               Lexmark International Group, Inc.

                                    Form 11-K

                              Lexmark Savings Plan

                                December 31, 1997

                                    --------



                                                                           Pages

Report of Independent Accountants                                            1

Financial Statements:

         Statements of Net Assets Available for Plan Benefits
                  as of December 31, 1997 and 1996                           2

         Statements of Changes in Net Assets Available for Plan Benefits
                  for the years ended December 31, 1997 and 1996             3

         Notes to Financial Statements                                    4-16



Supplemental Schedules:

         Item 27(a) Schedule of Assets Held for Investment Purposes
                  as of December 31, 1997                                   17

         Item 27(d) Schedule of Reportable Transactions for the year
                  ended December 31, 1997                                18-19

Exhibit:

         Consent of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of
   the Lexmark Savings Plan
Lexington, Kentucky

We have audited the accompanying statements of net assets available for plan benefits of the Lexmark Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1997 and 1996 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 included on pages 17 through 19 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ Coopers & Lybrand L.L.P.

Lexington, Kentucky
June 8, 1998

LEXMARK SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 1997 and 1996


                                                1997                 1996
                                          ----------------     ----------------
ASSETS
Investments, at fair market value:
  Common trust funds                       $ 136,218,657         $  92,235,822
  Participant loans                            5,483,771             6,072,413
  Lexmark Class A common stock                26,198,598            18,305,872

Guaranteed investment contracts
    (GICs) and Synthetic GICs,
      at contract value                       64,138,444            69,526,648
                                           -------------         -------------

   Total investments                         232,039,470           186,140,755

Interest receivable                               -                    426,656
Receivable for sale of investment                 -                     65,000
Employer contribution receivable                 533,378             1,074,147
                                           -------------         -------------
                    Total assets             232,572,848           187,706,558

   Payable for purchase of
         investment                               -                    459,555
                                           -------------         -------------
NET ASSETS AVAILABLE FOR
   PLAN BENEFITS                           $ 232,572,848         $ 187,247,003
                                           =============         =============





The accompanying notes are an integral part of the financial statements.

LEXMARK SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1997 and 1996

                                              1997               1996
                                              ----               ----
Investment income:
    Dividend and interest income         $  10,989,784      $   5,603,656
    Net appreciation in value of
      investments                           27,132,262         20,574,445

Contributions:
    Employer                                 2,991,567          3,356,082
    Participants                            13,912,655         12,553,249

Distributions to withdrawing
    participants                            (9,268,164)       (10,554,467)

Administrative expenses                       (432,259)          (617,105)
                                         -------------      -------------

Net increase (decrease) in
     plan equity                            45,325,845         30,915,860

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:

  Beginning of year                        187,247,003        156,331,143
                                         -------------      -------------
    End of year                          $ 232,572,848      $ 187,247,003
                                         =============      =============




 The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

1.    Plan Description:

      The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Lexmark Savings Plan (the "Plan") provides only general information.

      (a) General
          -------

          The Plan is a defined contribution plan that covers all regular full-time employees of the U.S. subsidiaries of Lexmark International Group, Inc. (the "Company"). To be eligible to participate in the Plan, employees must have one year and 1,000 hours of service. Effective January 1, 1998, employees are eligible to participate on the day one hour of service is performed.

          The Plan was amended and restated on July 1, 1997. Significant changes to the Plan have been disclosed herein. Effective July 1, 1997, the trustee was changed from Bankers Trust Company (the "predecessor trustee") to Fidelity Management Trust Company (the "successor trustee"). The Plan assets held by the predecessor trustee were invested by the successor trustee into the following investment options:


            Bankers Trust Company          Fidelity Management Trust Company
            ---------------------          ---------------------------------
              Money Market Fund              Fidelity Retirement Government
                                                  Money Market Portfolio
          Large Company Index Fund             Fidelity Equity Income Fund
          Small Company Index Fund            Fidelity Low-Priced Stock Fund
            Balanced Asset Fund                 Fidelity Freedom 2000 Fund
          International Index Fund       Fidelity Diversified International Fund

          The successor trustee offers additional investment funds which include: Fidelity Growth & Income Portfolio, Fidelity Intermediate Bond Fund, Fidelity Contrafund, Fidelity Freedom Income Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund and Spartan U.S. Equity Index Fund.

          Record keeping responsibilities for the Lexmark Stock Fund and the Dwight Fixed Income Fund were also transferred from the predecessor trustee to the successor trustee; however, invested assets remained consistent at the time of transfer.

       (b) Investment Funds
           ----------------

            Prior to July 1, 1997, the Plan's participant-directed options were as follows: Money Market, Large Company Index, Small Company Index, Balanced Asset, International Index, Dwight Fixed Income, and Lexmark Stock Funds. The Money Market Fund was represented by a diversified portfolio of high-quality, short-term money market securities whose return follows current market interest rates. The Large Company Index Fund was represented principally by a common trust fund comprised of investments in common stocks that are expected to produce results that approximate the performance of the Standard & Poor's 500 Index. The Small Company Index Fund was represented principally by investments in common stocks that are expected to produce results that approximate the performance of the medium and small-company common stocks generally not included in the Standard & Poor's 500 Index. The Balanced Asset Fund was represented by a diversified portfolio of stocks, bonds, and money market instruments. The International Index Fund was represented principally by securities in major stock markets in Europe, Australia, Latin America and the Far East to provide growth potential and diversification. The Dwight Fixed Income Fund was and continues to be a stable value, commingled pool of money with Company employees that invests in high quality investment contracts offered by major insurance companies and other approved financial institutions and short-term investments to provide for liquidity needs. The Lexmark Stock Fund was and continues to be a commingled pool of money with Company employees that buys shares of Lexmark Class A common stock with a small amount of short-term investments to provide for liquidity needs.

            Effective July 1, 1997, the Plan's active participant-directed options are as follows:
            The Fidelity Retirement Government Money Market Portfolio is a money market fund that invests in high quality, short-term money market securities of the U.S. Treasury and government agencies. The Fidelity Equity-Income Fund is a growth and income mutual fund that invests primarily in income-producing stocks, but may also invest in bonds for income. The Fidelity Low-Priced Stock Fund is a growth mutual fund that invests primarily in stocks of companies that the fund's manager believes are undervalued or out of favor and could offer the potential for significant capital appreciation. The Fidelity Diversified International Fund is an international, growth mutual fund that invests primarily in stocks of relatively undervalued larger companies located outside the U.S. that are included in the Morgan Stanley EAFE Index. The Fidelity Growth & Income Portfolio is a growth and income mutual fund that invests mainly in U.S. and foreign stocks of companies currently paying dividends and carrying the potential for increased earnings, but may also invest in bonds. The Fidelity Intermediate Bond Fund is an income mutual fund that invests in all types of investment-grade bonds, including foreign, U.S. government and corporate issues, with

       (b) Investment Funds
           ----------------

            intermediate maturities. The Fidelity Contrafund is a growth mutual fund that invests primarily in U.S. and foreign common stocks of unpopular companies that the fund's manager believes are undervalued or out of favor. The Fidelity Freedom Funds are asset allocation mutual funds investing in other Fidelity stock, bond and money market mutual funds. The allocation strategy for each Freedom Fund with a target retirement date is based on the number of years until anticipated retirement, gradually adopting a more conservative asset allocation over time. The Freedom Income Fund, however, is designed for those already in retirement. The Spartan U.S. Equity Index Fund is a growth and income fund that invests primarily in the companies that comprise the S&P 500 Index. The Dwight Fixed Income Fund is a stable value, commingled pool of money with Company employees that invests in high quality investment contracts offered by major insurance companies and other approved financial institutions and short-term investments to provide for liquidity needs. The Lexmark Stock Fund is a commingled pool of money with Company employees that buys shares of Lexmark Class A common stock with a small amount of short-term investments to provide for liquidity needs.


            The number of participants in each fund as of December 31, 1997 and 1996 is as follows:



                                                                   1997    1996
                                                                   ----    ----
           Money Market Fund                                              1,206
           Large Company Index Fund                                       2,009
           Small Company Index Fund                                       1,593
           Balanced Asset Fund                                              594
           International Index Fund                                         593
           Fidelity Retirement Government Money Market Portfolio  1,076
           Fidelity Equity Income Fund                            2,110
           Fidelity Low-Priced Stock Fund                         1,720
           Fidelity Diversified International Fund                  706
           Fidelity Growth & Income Portfolio                       480
           Fidelity Intermediate Bond Fund                          150
           Fidelity Contrafund                                      434
           Fidelity Freedom Income Fund                              40
           Fidelity Freedom 2000 Fund                               459
           Fidelity Freedom 2010 Fund                                95
           Fidelity Freedom 2020 Fund                                92
           Fidelity Freedom 2030 Fund                                99
           Spartan U.S. Equity Index Fund                           473
           Dwight Fixed Income Fund                               1,869    2,091
           Lexmark Stock Fund                                     3,611    2,547

        (c) Contributions
            -------------

            The Plan is funded by voluntary employee pre-tax contributions up to a maximum of 12% of total annual eligible compensation. Effective January 1, 1998, the maximum voluntary pre-tax contribution is 20%. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant contribution rate then in effect by his/her eligible compensation for such period.

            A participant can designate and change the proportions in which his/her pretax contributions are allocated among the Plan's active investment funds. Prior to July 1, 1997, the minimum allocation to each fund was 5%. Effective July 1, 1997, the minimum allocation to each Fund is 1%.

            The Company matches employee pretax contributions in an amount equal to 30% of up to the first 5% the employee contributes per pay period. Matching contributions are invested in the same investment funds and in the same proportions as designated by the participant. However, the participant can elect to have all or a portion of matching contributions invested in the Lexmark Stock Fund.

            The Company contributes an additional matching contribution if the Company achieves certain business results each fiscal year, with payout, if any, as soon as practicable in the following year. The additional matching contribution is allocated to a participant based on his/her aggregate contributions to the Plan for that year and is invested in the Lexmark Stock Fund. A participant is not permitted to transfer amounts attributable to such allocation, including any earnings thereon, from the Lexmark Stock Fund to another investment fund. An additional matching contribution of $533,378 and $1,074,147 for 1997 and 1996, respectively, has been accrued in the financial statements.

       (d)  Allocations to Participants
            ---------------------------

            Prior to July 1, 1997, contributions and earnings of the Plan were allocated to the accounts of the participants on a semi-monthly basis. Each participant's value in the net assets of the investment funds was based upon the assignment of units. The number of units and the net asset value per unit in the funds as of December 31, 1996 is as follows:

                                                               1996
                                                  -----------------------------
                                                                   Net Asset
                                                    Units        Value Per Unit
                                                  ---------      --------------
              Money Market Fund                   4,641,077          $1.30
              Large Company Index Fund           21,264,926          $2.30
              Small Company Index Fund           11,114,734          $2.28
              Balanced Asset Fund                 5,398,858          $1.39
              International Index Fund            3,144,674          $1.31
              Dwight Fixed Income Fund           46,335,971          $1.50
              Lexmark Stock Fund                 12,107,358          $1.63

       (d)  Allocations to Participants, continued
            ---------------------------

            Effective July 1, 1997, contributions continue to be allocated on a semi-monthly basis and earnings are allocated to the accounts of the participants on a daily basis. The investment fund options provided by the successor trustee are mutual funds that do not assign units for contributions and earnings allocation, except for the Lexmark Stock Fund, which has 2,114,495 units with a $12.49 net asset value per unit as of December 31, 1997.

       (e)  Vesting
            -------

            Employees who were eligible to participate in the Plan prior to July 1, 1994 vest immediately in their contributions and matching contributions made on their behalf by the Company. Employees hired on or after July 1, 1994 and who were not participants in the Plan as of June 30, 1995 become fully vested in the employer matching contributions upon completing five years of continuous service or upon death, disability or attainment of normal retirement age as an employee, whichever occurs first.

       (f)  Withdrawals
            -----------

            A participant who has attained age 59 1/2 may withdraw in cash all or part of his/her contributions and matching contributions provided that a participant may make only one such withdrawal in any Plan year.

            Hardship withdrawals are available according to provisions of the Plan if approved by the Plan administrator but are limited to the value of the participant's contributions and the participant's immediate financial need. Earnings and matching contributions are not eligible for hardship withdrawals. After receipt of a hardship withdrawal, a participant is suspended for twelve months from making contributions to the Plan.

            In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

       (g)  Distributions
            -------------

            In the event of normal retirement or permanent disability, and provided the value of the participant's account is in excess of
            $3,500  ($5,000,  effective  January 1, 1998),  the  participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

            In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution.

       (g)  Distributions, continued
            -------------

            Upon termination of employment for any reason other than retirement, permanent disability, or death, and the value of the participant's account is in excess of (or at the time of any prior distribution was in excess of) $3,500 ($5,000, effective January 1, 1998), the participant may elect one of two options or may defer either election to a later date. The two options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments, over a period of generally up to ten years.

            If upon a participant's normal retirement, permanent disability, death, or termination of employment and the value of the participant's account in not in excess of $3,500 ($5,000, effective January 1, 1998), such participant receives an immediate distribution.

            Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the Lexmark Stock Fund may elect, in writing, to have the value of his/her investment in the Lexmark Stock Fund distributed in whole shares of the Company's Class A common stock. Fractional shares are distributed in cash.

       (h)  Participant Loans
            -----------------

            Participants may borrow funds from their Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. An administrative fee is charged for the origination of the loan and is deducted from the participant's account in proportion to the funds held for investment. Loans are granted for a minimum term of one year, and thereafter in monthly increments up to a maximum of five years; however, the participant may pre-pay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the plan administrator based upon comparable rates offered by commercial lending institutions, prime plus 1.5% for the years ended December 31, 1997 and 1996. Payment of the loan is made through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance, provided the loan is not in default.

       (i)  Forfeitures
            -----------

            Any portion of a participant's account balance in which the participant is not vested upon termination constitutes a forfeiture at the time the participant receives a distribution unless the participant has no vested interest in which case such forfeiture occurs at his/her termination of employment. Forfeitures occurring in a Plan year are applied equally on a per participant basis to reduce administrative fees that would otherwise be assessed against the participant's account or may be utilized by the Plan administrator, if certain criteria are satisfied, to restore forfeited amounts of previously terminated employees returning to the Plan. Any remaining forfeitures are remitted to the Company and customarily applied against its matching contribution obligation.

2.     Summary of Significant Accounting Policies:

       The following are significant accounting policies followed by the Plan:

       (a)  Valuation of Investments
            ------------------------

            Shares in common trust funds are stated at fair market value as quoted.

            Investments in guaranteed investment contracts (GICs) are stated at contract value, which represents deposits received and interest earned at guaranteed rates. The fair market value of these contracts approximates the contract value at December 31, 1997 and 1996. Fair market value is determined by discounting the contracts using current market rates. A penalty or adjustment may be imposed for early withdrawal or termination of certain GICs.

            The Plan enters into arrangements known as synthetic GICs which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The Plan purchases a security such as a government security, private or public mortgage-backed or other asset-backed security or an investment grade corporation obligation which is held in trust for the Plan. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the security held in trust. The underlying security held in trust and the wrapper contract are presented together in the financial statements at contract value. The contract value of the synthetic GICs approximates the fair market value (determined by discounting the contracts using current market rates) of the contracts at December 31, 1997 and 1996.

            The Lexmark Class A common stock is stated at fair market value as quoted by the New York Stock Exchange.

            Participant loans are stated at cost which approximates fair market value.

       (a)  Valuation of Investments, continued
            ------------------------

            Fair market value of investments, as quoted, is based on various factors including the current interest rate environment and the general strength of the economy. Changes in the fair market value could significantly affect the Plan's net assets available for plan benefits.

       (b)  Net Appreciation (Depreciation)
            -------------------------------

            The Plan presents in the statement of changes in net assets available for Plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       (c)  Distributions to Withdrawing Participants
            -----------------------------------------

            Distributions to withdrawing participants are recorded when paid.

       (d)  Use of Estimates
            ----------------

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the changes in net assets available for Plan benefits during the reporting periods. Actual results could differ from those estimates.

3.     Investments:

       The investments that represent 5% or more of the Plan's net assets at December 31, 1997 and 1996 are as follows:

                                                     1997             1996
                                               ---------------- ----------------
      Investments at Fair Value:

      Lexmark Class A common stock 689,646 and
        662,656 shares, respectively            $  26,198,598    $  18,305,872

      Bankers Trust Company
        Pyramid Equity Index Fund, 28,610 shares                    48,631,930
        Pyramid Russell 2500 Index Fund, 99,977
          shares                                                    25,236,829

      Fidelity Management and Research Company
        Equity Income Fund, 1,206,473 shares       63,231,224
        Low Priced Stock Fund, 1,199,223 shares    30,136,486

      Other investments less than 5% of net
        assets                                     46,245,987       24,439,476

      Investments at Contract Value:

      Participation in Group Annuity Contract
        #G-26156.01 with Pacific Mutual Insurance
        Company                                                     11,076,307

      Synthetic GIC including FHLMC mortgages
        1404-D (CUSIP:  312912VTA) and Group
        Annuity Contract #ADA00024 with
        Commonwealth Life Insurance Company                         10,102,533

      Participation in Group Annuity Contract
        #214760 with Citibank                                        9,766,406

      Other investments less than 5% of net
        assets                                     66,227,175       38,581,402
                                                -------------    -------------

      Total Investments                         $ 232,039,470    $ 186,140,755
                                                =============    =============

       The crediting interest rates as of December 31, 1997 and 1996 and the average yields for the years then ended for each guaranteed investment contract and synthetic guaranteed investment contract are as follows:

                                                          Average annual yield/
                                                         Crediting interest rate

       Guaranteed Investment Contracts                     1997           1996
                                                          ------         ------

       Participation in Group Annuity Contract #5150
         with Allstate Life Insurance Company              8.5%           8.5%

       New York Life Placement Contract #30034 with
         New York Life Insurance Company                   7.4%           7.4%

       Commonwealth Placement Contract #ADA00558FR
         with Commonwealth Life Insurance Company          5.9%           5.9%

       Participation in Group Annuity Contract
         #G-26156.01 with Pacific Mutual Life
         Insurance Company                                 7.5%           7.5%

       Participation in Group Annuity Contract
         #214760 with Citibank                             6.5%           6.5%

       Participation in Group Annuity Contract #8617
         with John Hancock Mutual Life Insurance
         Company                                           6.9%           6.9%

       Participation in Group Annuity Contract #51365
         with TransAmerica Occidental Life Insurance
         Company                                                          6.3%

       Synthetic Guaranteed Investment Contracts

       Synthetic GIC including FHLMC mortgages 14044-D
         (CUSIP: 312912VTA) (fair market value of
         $10,115,625) and Group Annuity Contract
         #ADA00024 with Commonwealth Life Insurance
         Company at 6.85% with maturity on June 15, 2001.
         Excess of the fair market value of the
         underlying asset over contract value is $31,302.  6.8%           6.7%

       Synthetic GIC including AAA bond ATTMT 1997-1A
         (CUSIP: 00206LAN5) (fair market value of
         $4,995,313) and  Group Annuity Contract #76678
         with Transamerica Life Insurance Company at 6.5%
         with maturity on December 17, 2001.  Wrapper
         fair market value of $494,594.                    6.4%

       Synthetic GIC including FNMA seven year balloon
         mortgage pass-through securities FN313526
         (CUSIP: 313746HB6) (fair market value of
         $5,015,625) Wrap Agreement contract #97037
         with State Street Bank and Trust Company at
         7.0% with maturity on March 25, 2003.
         Wrapper fair market value of $569,724.           7.0%


       These rates are net of investment manager fees, if any, which are automatically deducted from the fund's interest income according to the terms of the Investment Management Agreement.

4.     Administrative Expenses:

       Expenses for administration of the Plan are paid jointly by participants and the Company. Participants pay an annual participant fee; operating and management fees of the investment funds; and any applicable loan, distribution and withdrawal fees. All other fees are paid by forfeitures, to the extent available, and thereafter by the Company. Certain administrative services are provided at no cost to the Plan by the Company.

5.     Income Tax Status:

       The Plan qualifies within the meaning of Section 401(a) and 401(k) of the Internal Revenue Code of 1986, (the "Code"), as amended, and the trust is exempt from tax under Section 501(a) of the Code. The Plan was amended and restated effective July 1, 1997, and has received a favorable determination letter dated January 28, 1998 in which the Internal Revenue Service stated that the Plan and related trust are in compliance with the applicable requirements of the Code.

       Participants will not be subject to income tax withholding for deferred compensation, unless required by state or local authority.

       A participant will not be subject to federal income tax on employer contributions made to a participant's account, or on income accruing to the account, until distribution or withdrawal of the account, in whole or in part.

6.     Plan Termination:

       The Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the Plan assets will be distributed in accordance with the provisions of the Plan.

7.     Concentration of Credit Risk:

       Plan assets are invested in various financial instruments that contain some degree of credit risk. There is a concentration of credit risk as 11% of Plan assets are invested in Lexmark Class A common stock as of December 31, 1997.

8.     Fund Information

       Net assets available for benefits and changes in net assets available for benefits by participant-directed investment funds for the years ended December 31, 1997 and 1996 are as follows:

                                                   Money         Large          Small         Balanced
                                                   Market       Company        Company          Asset      International
                                                   Fund        Index Fund     Index Fund        Fund        Index Fund
                                                   ------      ----------     ----------      --------     -------------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:

   Common trust funds

   Participant loans

   Lexmark Class A common stock

   Guaranteed investment contracts
        (GICs) and Synthetic GICs,
        at contract value
                                               -------------   -------------  -------------  -------------  -------------
Total investments

Employer contribution receivable
                                               -------------   -------------  -------------  -------------  -------------
Net assets available for fund/plan
   benefits at December 31, 1997               $     -         $     -        $     -        $     -        $     -
                                               =============   =============  =============  =============  =============

Changes in Net Assets Available for
   Plan Benefits with Fund information
   for the year ended December 31, 1997

Interfund transfers                            $ (6,612,014)   $(61,005,456)  $(28,799,587)  $ (8,585,810)  $ (4,845,633)

Investment income:

    Dividend and interest  income                   167,600           2,124          1,088            456            325

    Net appreciation (depreciation) in
       value of investments                                      10,424,093      2,449,994        875,337        500,495

Contributions:

  Employer                                          169,819         381,850        238,224         79,473         52,679

  Participants                                      806,392       2,184,913      1,415,841        463,738        323,622

Participant loan activity:

    Participant loans                               (67,314)       (337,229)      (117,995)       (29,650)        (7,361)

    Participant loan payments                        55,655         464,319        230,341         95,401         53,462

Distributions to withdrawing
   participants                                    (516,532)       (834,332)      (700,123)      (339,668)      (169,346)

Administrative expenses                             (15,166)       (115,354)       (73,565)       (41,567)       (15,616)
                                               -------------   -------------  -------------  -------------  -------------

Net increase (decrease) in
   fund/plan equity                              (6,011,560)    (48,835,072)   (25,355,782)    (7,482,290)    (4,107,373)

Net assets available for fund/plan
   benefits at December 31, 1996                  6,011,560      48,835,072     25,355,782      7,482,290      4,107,373
                                               -------------   -------------  -------------  -------------  -------------

Net assets available for fund/plan
   benefits at December 31, 1997               $     -         $     -        $     -        $     -        $     -
                                               =============   =============  =============  =============  =============
                                                                                                              (continued)

                                                   Fidelity
                                                   Retirement  Fidelity                        Fidelity      Fidelity
                                                   Govt. Money  Equity         Fidelity       Diversified    Growth &
                                                     Market     Income        Low-Priced     International    Income
                                                   Portfolio     Fund         Stock Fund         Fund        Portfolio
                                                   ----------- ----------     ----------     -------------  -------------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:

   Common trust funds                          $  5,931,989    $ 63,231,224   $ 30,136,486    $  5,235,580  $  6,010,631

   Participant loans

   Lexmark Class A common stock

   Guaranteed investment contracts
        (GICs) and Synthetic GICs,
        at contract value
                                               -------------   -------------  -------------  -------------  -------------
Total Investments                                 5,931,989      63,231,224     30,136,486       5,235,580     6,010,631

Employer contribution receivable
                                               -------------   -------------  -------------  -------------  -------------
Net assets available for fund/plan
   benefits at December 31, 1997               $  5,931,989    $ 63,231,224   $ 30,136,486    $  5,235,580  $  6,010,631
                                               =============   =============  =============   ============= =============

Changes in Net Assets Available for
   Plan Benefits with Fund information
   for the year ended December 31, 1997

Interfund transfers                            $  5,110,068    $ 56,229,019   $ 25,941,663    $  4,984,466  $  5,449,331

Investment income:

    Dividend and interest  income                   173,928       2,385,743      2,107,310         196,614       192,163

    Net appreciation (depreciation) in
       value of investments                                       3,569,719      1,380,388        (263,013)       61,020

Contributions:

    Employer                                        124,240         290,780        175,711          43,439        35,699

    Participants                                    681,302       1,663,934      1,039,337         263,534       250,138

Participant loan activity:

    Participant loans                              (116,611)       (524,270)      (209,524)        (38,225)      (25,625)

    Participant loan payments                        44,744         435,002        225,467          57,306        56,481

Distributions to withdrawing
   participants                                     (85,682)       (818,703)      (519,080)         (8,541)       (8,576)

Administrative expenses                                                             (4,786)
                                               -------------   -------------  -------------   -------------  -------------

Net increase (decrease) in
   fund/plan equity                               5,931,989      63,231,224     30,136,486       5,235,580     6,010,631

Net assets available for fund/plan
   benefits at December 31, 1996
                                               -------------   -------------  -------------  -------------  -------------

Net assets available for fund/plan
   benefits at December 31, 1997               $  5,931,989    $ 63,231,224   $ 30,136,486   $   5,235,580  $  6,010,631
                                               =============   =============  =============  ============== =============
                                                                                                              (continued)

                                                                               Fidelity
                                                    Fidelity                   Freedom          Fidelity      Fidelity
                                                  Intermediate    Fidelity      Income          Freedom       Freedom
                                                   Bond Fund     Contrafund      Fund          2000 Fund     2010 Fund
                                                  ------------   ----------    --------        ---------     ---------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:

   Common trust funds                          $  1,208,762    $  4,169,830   $    237,060   $   6,947,413  $  1,755,655

   Participant loans

   Lexmark Class A common stock

   Guaranteed investment contracts
        (GICs) and Synthetic GICs,
        at contract value
                                               -------------   -------------  -------------  -------------  -------------
Total Investments                                 1,208,762       4,169,830        237,060       6,947,413     1,755,655

Employer contribution receivable
                                               -------------   -------------  -------------  -------------  -------------
Net assets available for fund/plan
   benefits at December 31, 1997               $  1,208,762    $  4,169,830   $    237,060   $   6,947,413  $  1,755,655
                                               =============   =============  =============  ============== =============

Changes in Net Assets Available for
   Plan Benefits with Fund information
   for the year ended December 31, 1997

Interfund transfers                            $  1,101,679    $  3,826,205   $    206,687   $   6,467,114  $  1,665,727

Investment income:

    Dividend and interest  income                    24,320         338,523          6,500         237,179        60,423

    Net appreciation (depreciation) in
       value of investments                           7,768        (246,386)          (349)        256,746       (33,924)

Contributions:

    Employer                                          6,695          30,626          4,583          43,976        10,101

    Participants                                     83,785         213,926         20,361         258,166        64,022

Participant loan activity:

    Participant loans                               (23,710)        (13,102)          (904)        (61,401)      (18,304)

    Participant loan payments                         8,225          29,136            407          66,540         7,610

Distributions to withdrawing
   participants                                                      (9,098)          (225)       (320,907)

Administrative expenses
                                               -------------   -------------  -------------   -------------  -------------

Net increase (decrease) in
   fund/plan equity                               1,208,762       4,169,830        237,060       6,947,413     1,755,655

Net assets available for fund/plan
   benefits at December 31, 1996
                                               -------------   -------------  -------------  --------------  -------------

Net assets available for fund/plan
   benefits at December 31, 1997               $  1,208,762    $  4,169,830   $    237,060   $   6,947,413  $  1,755,655
                                               =============   =============  =============  ============== =============
                                                                                                              (continued)

                                                                                                Dwight
                                                    Fidelity      Fidelity   Spartan U.S.       Fixed
                                                    Freedom       Freedom    Equity Index       Income        Lexmark
                                                   2020 Fund     2030 Fund       Fund            Fund        Stock Fund
                                                  ------------   ----------  ------------       -------      ----------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:

   Common trust funds                          $    724,022    $    745,020   $  7,796,253    $  2,088,732

   Participant loans

   Lexmark Class A common stock                                                                             $ 26,198,598

   Guaranteed investment contracts
        (GICs) and Synthetic GICs,
        at contract value                                                                       64,138,444
                                               -------------   -------------  -------------  -------------  -------------
Total Investments                                   724,022         745,020      7,796,253      66,227,176    26,198,598

Employer contribution receivable                                                                                 533,378
                                               -------------   -------------  -------------  -------------- -------------
Net assets available for fund/plan
   benefits at December 31, 1997               $    724,022    $    745,020   $  7,796,253   $  66,227,176  $ 26,731,976
                                               =============   =============  =============  ============== =============

Changes in Net Assets Available for
   Plan Benefits with Fund information
   for the year ended December 31, 1997

Interfund transfers                            $    610,651    $    666,368   $  7,221,457   $  (8,524,368) $ (1,107,567)

Investment income:

    Dividend and interest  income                    25,023          24,506         85,310       4,642,380        21,500

    Net appreciation (depreciation) in
       value of investments                         (12,091)        (11,261)       217,376                     7,956,350

Contributions:

    Employer                                          6,145           8,398         36,636         635,742       616,751

    Participants                                     91,941          51,526        232,260       3,411,203       392,714

Participant loan activity:

    Participant loans                                  (592)            (95)        (4,887)     (1,181,215)     (245,160)

    Participant loan payments                         2,975           5,908         16,262       1,414,274       138,721

Distributions to withdrawing
   participants                                         (30)           (330)        (8,161)     (3,729,188)     (699,293)

Administrative expenses                                                                           (129,242)      (36,963)
                                               -------------   -------------  -------------   -------------  ------------

Net increase (decrease) in
   fund/plan equity                                 724,022         745,020      7,796,253      (3,460,414)    7,037,053

Net assets available for fund/plan
   benefits at December 31, 1996                                                                69,687,590    19,694,923
                                               -------------   -------------  -------------  -------------- -------------

Net assets available for fund/plan
   benefits at December 31, 1997               $    724,022    $    745,020   $  7,796,253   $  66,227,176  $ 26,731,976
                                               =============   =============  =============  ============== =============
                                                                                                              (continued)

                                                                 Participant
                                                   Fund Total       Loans         Total
                                                   ----------    -----------   ------------
Net Assets Available for Plan Benefits with
Fund Information December 31, 1997

ASSETS

Investments, at fair market value:

   Common trust funds                          $136,218,657                   $136,218,657

   Participant loans                                           $  5,483,771      5,483,771

   Lexmark Class A common stock                  26,198,598                     26,198,598

   Guaranteed investment contracts
        (GICs) and Synthetic GICs,
        at contract value                        64,138,444                     64,138,444
                                               -------------   -------------  -------------
Total Investments                               226,555,699       5,483,771    232,039,470

Employer contribution receivable                    533,378                        533,378
                                               -------------   -------------  -------------
Net assets available for fund/plan
   benefits at December 31, 1997               $227,089,077    $  5,483,771   $232,572,848
                                               =============   =============  =============

Changes in Net Assets Available for
   Plan Benefits with Fund information
   for the year ended December 31, 1997

Interfund transfers                                  -                               -

Investment income:

    Dividend and interest  income                10,693,015         296,769     10,989,784

    Net appreciation (depreciation) in
       value of investments                      27,132,262                     27,132,262

Contributions:

    Employer                                      2,991,567                      2,991,567

    Participants                                 13,912,655                     13,912,655

Participant loan activity:

    Participant loans                            (3,023,174)      3,023,174         -

    Participant loan payments                     3,408,236      (3,408,236)        -

Distributions to withdrawing
   participants                                  (8,767,815)       (500,349)     9,268,164)

Administrative expenses                            (432,259)                      (432,259)
                                               -------------   -------------  -------------

Net increase (decrease) in
   fund/plan equity                              45,914,487        (588,642)    45,325,845

Net assets available for fund/plan
   benefits at December 31, 1996                181,174,590       6,072,413    187,247,003
                                               -------------   -------------  -------------

Net assets available for fund/plan
   benefits at December 31, 1997               $227,089,077    $  5,483,771   $232,572,848
                                               =============   =============  =============
                                                                                (concluded)

                                                                   Large        Dwight           Small
                                                  Money           Company       Fixed           Company
                                               Market Fund       Index Fund   Income Fund      Index Fund
                                               -----------       ----------   -----------      ----------
Net Assets Available for Plan Benefits
   with Fund Information December 31, 1996

ASSETS

Investments, at fair market value:
   Common trust funds                          $ 5,984,279     $ 48,834,392   $    158,545    $ 25,355,514
   Participant loans
   Lexmark Class A common stock

Guaranteed investment contracts
   (GICs) and Synthetic GICs,
   at contract value                                                            69,526,648
                                               -----------     ------------   ------------    ------------
Total investments                                5,984,279       48,834,392     69,685,193      25,355,514

Interest receivable                                 27,281              680        396,952             268
Receivable for sale of investment
Employer contribution receivable
                                               -----------     ------------   ------------    ------------
         Total assets                            6,011,560       48,835,072     70,082,145      25,355,782

LIABILITIES
Payable for purchase of investments                                                394,555
                                               -----------     ------------   ------------    ------------
Net assets available for fund/plan
   benefits at December 31, 1996               $ 6,011,560     $ 48,835,072   $ 69,687,590    $ 25,355,782
                                               ===========     ============   ============    ============

Changes in Net Assets Available for Plan
   Benefits with Fund information for the
   year ended December 31, 1996

Interfund transfers                            $  (929,000)    $  2,803,456   $ (5,255,844)   $  1,115,792

Investment income:

   Dividend and interest income                    301,903            3,556      4,716,523           2,192

    Net appreciation (depreciation) in
       value of investments                                       8,673,642                      3,661,281

Contributions:

  Employer                                         277,682          594,993        752,194         388,289

  Participants                                   1,348,063        3,406,544      3,980,611       2,333,171

Participant loan activity:

    Participant loans                             (160,078)        (650,643)    (1,491,843)       (394,379)

    Participant loan payments                      103,108          806,062      1,325,607         469,072

Distributions to withdrawing
   participants                                   (480,390)      (1,576,209)    (5,223,951)       (789,214)

Administrative expenses                            (24,729)        (159,708)      (207,816)       (109,736)
                                               -----------     ------------   ------------    ------------
Net increase (decrease) in
   fund/plan equity                                436,559       13,901,693     (1,404,519)      6,676,468

Net assets available for fund/plan
     benefits at December 31, 1995               5,575,001       34,933,379     71,092,109      18,679,314
                                               -----------     ------------   ------------    ------------
Net assets available for fund/plan
   benefits at December 31, 1996               $ 6,011,560     $ 48,835,072   $ 69,687,590    $ 25,355,782
                                               ===========     ============   ============    ============
                                                                                               (continued)

                                                                                                 Lexmark
                                                                                                 Junior
                                                Balanced       International     Lexmark        Preferred
                                               Asset Fund       Index Fund      Stock Fund     Stock Fund
                                               -----------     -------------    ----------     ----------
Net Assets Available for Plan Benefits
   with Fund Information December 31, 1996

ASSETS

Investments, at fair market value:
   Common trust funds                          $ 7,482,198     $  4,107,328   $    313,566
   Participant loans
   Lexmark Class A common stock                                                 18,305,872

Guaranteed investment contracts
   (GICs) and Synthetic GICs,
   at contract value
                                               -----------     ------------   ------------    ------------
Total investments                                7,482,198        4,107,328     18,619,438

Interest receivable                                     92               45          1,338
Receivable for sale of investment                                    65,000
Employer contribution receivable                                                 1,074,147
                                               -----------     ------------   ------------    ------------
         Total assets                            7,482,290        4,172,373     19,694,923          -

LIABILITIES
Payable for purchase of investments                                  65,000
                                               -----------     ------------   ------------    ------------
Net assets available for fund/plan
   benefits at December 31, 1996               $ 7,482,290     $  4,107,373   $ 19,694,923    $     -
                                               ===========     ============   ============    ============

Changes in Net Assets Available for Plan
   Benefits with Fund information for the
   year ended December 31, 1996

Interfund transfers                            $ 1,815,195     $  1,013,318   $ 14,717,921    $(15,280,838)

Investment income:

   Dividend and interest income                        952              812        104,618             280

    Net appreciation (depreciation) in
       value of investments                        922,395          379,031      4,134,672       2,803,424

Contributions:

  Employer                                         132,315           90,634      1,119,975

  Participants                                     746,963          569,214        168,683

Participant loan activity:

    Participant loans                             (132,095)         (51,922)       (55,015)

    Participant loan payments                      209,754          117,387         94,452

Distributions to withdrawing
   participants                                   (361,757)        (125,294)      (552,473)     (1,212,040)

Administrative expenses                            (55,452)         (21,754)       (37,910)
                                               -----------     ------------   ------------    ------------
Net increase (decrease) in
   fund/plan equity                              3,278,270        1,971,426     19,694,923     (13,689,194)

Net assets available for fund/plan
     benefits at December 31, 1995               4,204,020        2,135,947                     13,689,194
                                               -----------     ------------   ------------    ------------
Net assets available for fund/plan
   benefits at December 31, 1996               $ 7,482,290     $  4,107,373   $ 19,694,923    $     -
                                               ===========     ============   ============    ============
                                                                                               (continued)

                                                               Participant
                                               Fund Total         Loans            Total
                                               ----------      -----------         -----
Net Assets Available for Plan Benefits
   with Fund Information December 31, 1996

ASSETS

Investments, at fair market value:
   Common trust funds                        $  92,235,822                    $ 92,235,822
   Participant loans                                           $  6,072,413      6,072,413
   Lexmark Class A common stock                 18,305,872                      18,305,872

Guaranteed investment contracts
   (GICs) and Synthetic GICs,
   at contract value                            69,526,648                      69,526,648
                                             -------------     ------------   ------------

Total investments                              180,068,342        6,072,413    186,140,755

Interest receivable                                426,656                         426,656
Receivable for sale of investment                   65,000                          65,000
Employer contribution receivable                 1,074,147                       1,074,147
                                             -------------     ------------   ------------
         Total assets                          181,634,145        6,072,413    187,706,558

LIABILITIES
Payable for purchase of investments                459,555                         459,555
                                             -------------     ------------   ------------
Net assets available for fund/plan
   benefits at December 31, 1996             $ 181,174,590     $  6,072,413   $187,247,003
                                             =============     ============   ============

Changes in Net Assets Available for Plan
   Benefits with Fund information for the
   year ended December 31, 1996

Interfund transfers                                 -                               -

Investment income:

   Dividend and interest income              $   5,130,816     $    472,840   $  5,603,656

    Net appreciation (depreciation) in
       value of investments                     20,574,445                      20,574,445

Contributions:

  Employer                                       3,356,082                       3,356,082

  Participants                                  12,553,249                      12,553,249

Participant loan activity:

    Participant loans                           (2,935,975)       2,935,975         -

    Participant loan payments                    3,125,442       (3,125,442)        -

Distributions to withdrawing
   participants                                (10,321,328)        (233,139)   (10,554,467)

Administrative expenses                           (617,105)                       (617,105)
                                             -------------     ------------   ------------
Net increase (decrease) in
   fund/plan equity                             30,865,626           50,234     30,915,860

Net assets available for fund/plan
     benefits at December 31, 1995             150,308,964        6,022,179    156,331,143
                                             -------------     ------------   ------------
Net assets available for fund/plan
   benefits at December 31, 1996             $ 181,174,590     $  6,072,413   $187,247,003
                                             =============     ============   ============
                                                                               (concluded)

                             SUPPLEMENTAL SCHEDULES
                                   ----------

LEXMARK SAVINGS PLAN
PLAN #002 EIN #22-3074422
Item 27(a) Schedule of Assets Held for Investment Purposes
December 31, 1997

                                                                                  Par or
                                                                                  Maturity Value/
     Identity of Issuer, Borrower,                                                Number of                             Current
     Lessor or Similar Party             Description of Investment                Shares                   Cost          Value
     ----------------------------------  ---------------------------------------  ---------------     ---------------  ---------

 *Lexmark                                Lexmark Stock Fund                            689,646        $ 10,916,469   $ 26,198,598
 *Fidelity Management and Research Co.   Contrafund                                     89,424           4,421,691      4,169,830
 *Fidelity Management and Research Co.   Equity Income Fund                          1,206,473          60,259,051     63,231,224
 *Fidelity Management and Research Co.   Growth & Income Portfolio                     157,759           5,938,311      6,010,631
 *Fidelity Management and Research Co.   Intermediate Bond Fund                        118,856           1,201,009      1,208,762
 *Fidelity Management and Research Co.   Low-Priced Stock Fund                       1,199,223          29,033,535     30,136,486
 *Fidelity Management and Research Co.   Diversified International Fund                324,586           5,489,260      5,235,580
 *Fidelity Management and Research Co.   Freedom Income Fund                            22,322             237,377        237,060
 *Fidelity Management and Research Co.   Freedom 2000 Fund                             618,097           6,834,090      6,947,413
 *Fidelity Management and Research Co.   Freedom 2010 Fund                             150,184           1,786,012      1,755,655
 *Fidelity Management and Research Co.   Freedom 2020 Fund                              60,689             738,267        724,022
 *Fidelity Management and Research Co.   Freedom 2030 Fund                              62,137             755,358        745,020
 *Fidelity Management and Research Co.   Retirement Govt. Money Market Portfolio     5,931,989           5,931,989      5,931,989
 *Fidelity Management and Research Co.   Spartan U.S. Equity Index Fund                222,877           7,570,873      7,796,253
 *Participant Loans                      Participant Loans at Prime plus 1.5%     $  5,483,771                   0      5,483,771
  Citibank                               Participation in Group Annuity
                                         Contract #214760 at 6.6% with maturity
                                         on March 31, 1998.                       $ 10,396,339          10,396,339     10,396,339
  Allstate Life Insurance                Participation in Group Annuity Contract
     Company                             #5150 at 8.6% with maturity on
                                         December 15, 1998.                       $  2,856,012           2,856,012      2,856,012
  Commonwealth Life Insurance            Synthetic GIC including FLMC mortgages
     Company                             1404-D (CUSIP: 312912VTA) (fair market
                                         value of $10,115,652) and Group Annuity
                                         Contract  #ADA00024  with  Commonwealth
                                         Life  Insurance  Company  at 6.85% with
                                         maturity  on June 15,  2001.  Excess of
                                         the fair market value of the underlying
                                         asset over contract value is $31,302.    $ 10,084,324          10,084,324     10,084,324
  New York Life Insurance                New York Life Placement Contract
     Company                             #30034 at 7.8% with maturity on
                                         August 15, 2001.                         $  8,803,765           8,803,765      8,803,765
  Commonwealth Life Insurance            Commonwealth Placement Contract
     Company                             #ADA00558FR at 6.0% with
                                         maturity on December 14, 2000.           $  8,691,683           8,691,683      8,691,683
  Pacific Mutual Life Insurance          Participation in Group Annuity Contract
     Company                             #G-25156.01 at 7.55% with maturity
                                         on June 20, 2000.                        $  8,927,244           8,927,244      8,927,244
  John Hancock Mutual Life               Participation in Group Annuity Contract
     Insurance Company                   #8617 at 6.95% with maturity on
                                         December 20, 1999.                       $  3,303,822           3,303,822      3,303,822
  TransAmerica Life Insurance &          Synthetic GIC including AAA  bond
     Annuity Company                     ATTMT 1997-A (CUSIP: 00206LAN5) (fair
                                         market value of  $4,995,313)  and
                                         Group Annuity  Contract  #76678 at 6.5%
                                         with maturity on December 17, 2001.
                                         Wrapper fair market value of $494,594.   $  5,489,907           5,489,907      5,489,907
  State Street Bank & Trust              Synthetic GIC including FNMA  seven
     Company                             year  balloon   mortgage   pass-through
                                         securities FN313526 (CUSIP:  313746HB6)
                                         (fair market value of  $5,015,625)  and
                                         Wrap Agreement  Contract #97037 at 7.0%
                                         with maturity on March 25, 2003.
                                         Wrapper fair market value of $569,724.   $  5,585,349           5,585,349      5,585,349
 *Fidelity Management and Research Co.   Short-Term Interest Bearing Funds at
                                         5.6%.                                    $  2,088,731           2,088,731      2,088,731
                                                                                                      ------------   ------------
                                                                                                      $207,340,468   $232,039,470
                                                                                                      ============   ============

 *Party-in-interest to the plan.

LEXMARK SAVINGS PLAN
PLAN #002 EIN #22-3074422
Item 27(d) Schedule of Reportable Transactions* for the year ended December 31, 1997

                                                                                                        Fair Value of
                                                                                                          Asset on         Gain
                                                                   Purchase    Selling       Cost of     Transaction      (Loss)
    Identify of Party            Description of Asset                Price      Price         Asset          Date         on Sale
   ---------------------      ---------------------------------    ---------   -------       -------     -----------      -------
** Bankers Trust Company      Pyramid Discretionary Cash Fund    $ 8,439,159               $ 8,439,159   $ 8,439,159

** Bankers Trust Company      Pyramid Discretionary Cash Fund                $14,806,575   $14,806,575   $14,806,575

** Bankers Trust Company      Pyramid Directed Account Cash
                              Fund                               $21,267,751               $21,267,751   $21,267,751

** Bankers Trust Company      Pyramid Directed Account Cash
                              Fund                                           $21,739,861   $21,739,861   $21,739,861

** Bankers Trust Company      Pyramid Equity Index Fund          $ 5,810,153               $ 5,810,153   $ 5,810,153

** Bankers Trust Company      Pyramid Equity Index Fund                      $64,752,471   $31,907,638   $64,752,471    $32,644,833

** Bankers Trust Company      Pyramid Russell 2500 Index Fund    $ 2,100,855               $ 2,100,855   $ 2,100,855

** Bankers Trust Company      Pyramid Russell 2500 Index Fund                $29,787,678   $18,971,436   $28,787,678    $10,816,242

** Fidelity Management and
     Research Co.             Equity Income Fund                 $74,248,097               $74,248,097   $74,248,097

** Fidelity Management and
     Research Co.             Equity Income Fund                             $14,586,591   $13,989,046   $14,586,591    $   597,545

** Fidelity Management and
     Research Co.             Low-Priced Stock Fund              $34,143,860               $34,143,860   $34,143,860

** Fidelity Management and
     Research Co.             Low-Priced Stock Fund                          $ 5,387,762   $ 5,110,324   $ 5,387,762    $   277,438

** Fidelity Management and
     Research Co.             Freedom 2000 Fund                  $10,997,653               $10,997,653   $10,997,653

** Fidelity Management and
     Research Co.             Freedom 2000 Fund                              $ 4,306,986   $ 4,163,564   $ 4,306,986    $   143,422

** Fidelity Management and    Retirement Government Money
     Research Co.             Market Portfolio                   $ 8,111,309               $ 8,111,309   $ 8,111,309

** Fidelity Management and    Retirement Government Money
     Research Co.             Market Portfolio                               $ 2,179,320   $ 2,179,320   $ 2,179,320

** Fidelity Management and
     Research Co.             Spartan U.S. Equity Index Fund     $ 8,705,295               $ 8,705,295   $ 8,705,295

** Fidelity Management and
     Research Co.             Spartan U.S. Equity Index Fund                 $ 1,126,419   $ 1,134,423   $ 1,126,419    $    (8,004)

** Lexmark                    Class A common stock               $ 4,749,114               $ 4,749,114   $ 4,749,114

** Lexmark                    Class A common stock                           $17,242,870   $12,962,220   $17,242,870    $ 4,280,650

* All individual transactions or series of transactions, which, when aggregated, exceed 5% of plan assets at January 1, 1997.
** Party-in-interest to the Plan

LEXMARK SAVINGS PLAN
PLAN #002 EIN #22-3074422
Item 27(d) Schedule of Reportable Transactions*, continued for the year ended December 31, 1997


                                                                                                        Fair Value of
                                                                                                          Asset on         Gain
                                                                   Purchase    Selling       Cost of     Transaction      (Loss)
    Identify of Party            Description of Asset                Price      Price         Asset          Date         on Sale
   --------------------       ---------------------------------    ---------   -------       -------     -----------      -------

   State Street Bank    Synthetic GIC including FNMA  seven
     & Trust Company    year balloon mortgage pass-through
                        securities FN313526 (CUSIP: 313746HB6)
                        (fair market value of $5,015,625) and
                        Wrap Agreement Contract #97037 at
                        7.0% with maturity on March 25, 2003.
                        Wrapper fair market value of $569,724.     $12,080,959             $12,080,959   $12,080,959

   State Street Bank    Synthetic GIC including FNMA  seven
     & Trust Company    year balloon mortgage pass-through
                        securities FN313526 (CUSIP: 313746HB6)
                        (fair market value of $5,015,625) and
                        Wrap Agreement Contract #97037 at
                        7.0% with maturity on March 25, 2003.
                        Wrapper fair market value of $569,724.                 $ 6,565,888 $ 6,565,888   $ 6,565,888

** Fidelity Management  Short-Term Interest Bearing Funds
     and Research Co.   at 5.6%.                                   $25,783,814             $25,783,814   $25,783,814

** Fidelity Management  Short-Term Interest Bearing Funds
     and Research Co.   at 5.6%.                                               $23,741,316 $23,741,316   $23,741,316



* All individual transactions or series of transactions, which, when aggregated, exceed 5% of plan assets at January 1, 1997.
** Party-in-interest to the Plan.